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STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

September 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:                             Avenue Income Credit Strategies Fund

Preliminary Proxy Statement on Schedule 14A

File No. 811-22485

Dear Mr. Minore:

On behalf of the Avenue Income Credit Strategies Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a telephone conversation with you on September 15, 2017, relating to the preliminary proxy statement of the Fund filed on September 8, 2017.  Below, we describe the changes made to the preliminary proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a definitive proxy statement filed with the SEC on Schedule 14A.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the preliminary proxy statement.

Questions and Answers regarding the Proxy Statement and Special Meeting of Shareholders

1.                                    Comment:                                       In the answer to the question “What changes are being proposed to the Fund’s investment adviser?” on page 2, please disclose that Mr. Takian is the Fund’s President and Chief Executive Officer and disclose the dollar amount that Mr. Takian will receive in connection with the Asset Transfer, as required by Item 22(c)(6) of Schedule 14A.  Reference is also made to Nexpoint Advisors, L.P. v. TICC Capital Corp.(1)

(1)  Nexpoint Advisor, L.P. v. TICC Capital Corp., 2015 U.S. Dist. WL 6408117 (D. Conn. Oct. 23, 2015).

Response:                                          The Fund has included the requested disclosure.

2.                                    Comment:                                       In the answer to the question “Will the fee rates payable under the New Advisory Agreements increase? Will total fund expenses increase?” on page 4, please disclose the percentage increase in the proposed administrative fee.

Response:                                          The Fund has included the requested disclosure.

3.                                    Comment:                                       Please clarify whether the expenses included under the expense limitation agreement with AAML are the same as the expenses included under the current expense limitation agreement with Avenue and, if not, disclose the differences.  In addition, please confirm whether the expense limitation arrangement with AAML contemplates the recoupment of expenses.

Response:                                          The Fund confirms that the expenses included under the expense limitation agreement with AAML are the same as the expenses included under the current expense limitation agreement with Avenue.  Under the expense limitation agreement with AAML, the Fund may repay any reimbursement from AAML if, within three years of the reimbursement, the Fund could repay AAML without causing the Fund’s total other expenses for the fiscal year in which such repayment would occur, when such amount repaid to AAML is included in the Fund’s total other expenses, to exceed either: (i) 0.45% per year of the Fund’s average daily net assets attributable to the Fund’s common shares, or (ii) the expense cap that was in place at the time the Fund’s other expenses were reimbursed by AAML.  The Fund has included the disclosure regarding the recoupment provision in the proxy statement.

4.                                    Comment:                                       The answer to the question “Will the Fund pay for this proxy solicitation?” on page 4 discloses that “Avenue and AAML each will bear 50% of all normal and customary fees and expenses incurred by the Fund in connection with the Proposals.”  Please confirm whether the Fund is aware of any fees or expenses in connection with the Proposals that would not be considered “normal and customary fees and expenses.”

Response:                                          The Fund confirms that it is not aware of any such fees and expenses and the disclosure has been revised to clarify that Avenue and AAML each will bear 50% of all fees and expenses incurred by the Fund in connection with the Proposals.

Proxy Statement

5.                                    Comment:                                       In the “Terms of Asset Transfer” section on page 2, please disclose that Mr. Takian is the President and Chief Executive Officer of the Fund and the dollar amount that Mr. Takian will receive in connection with the Asset Transfer.

Response:                                          The Fund has included the requested disclosure.

6.                                    Comment:                                       Please consider including a section in the proxy statement discussing the potential conflicts of interest of the Interested Trustee in the Transaction.

Response:                                          The Fund has included the requested section discussing the potential conflicts of interest of the Interested Trustee in the Transaction.

7.                                    Comment:                                       In the “Information Concerning the Administrator” section on page 6, please disclose that there are no material differences between the services to be provided under the current administration agreement with State Street and those expected to be provided under the proposed administration agreement with AAMI or, if there are material differences, disclose those differences.

Response:                                          The Fund confirms that there are no material differences between the services to be provided under the current administration agreement with State Street and those expected to be provided under the proposed administration agreement with AAMI.

8.                                    Comment:                                       In the “Board Considerations of the New Advisory Agreements—Fees and Economies of Scale” section on page 15, please provide additional details on the “ways in which Aberdeen may be able to achieve economies of scale for the Fund” and state that there can be no assurances that economies of scale will be achieved.

Response:                                          The Fund has revised the disclosure as requested.

9.                                    Comment:                                       To the extent there are any fees and expenses that would not have been incurred by the Fund but for the proposed Transaction, please disclose those fees and expenses and disclose the approximate dollar amount of those fees and expenses and whether the Board took those fees and expense into consideration in determining that the Transaction is in the best interests of the Fund.

Response:                                          The Fund confirms that any fees or expenses that would not have been incurred but for the proposed Transaction will be paid for by either Avenue or Aberdeen, and not by the Fund.

10.                             Comment:                                       In the “Board Considerations of the New Advisory Agreements—Fees and Economies of Scale” section on page 15, please qualify the disclosure regarding “Aberdeen’s expectation that its negotiation to lower the Fund’s cost of leverage by 0.06% would be successful” and state that there can be no assurances that the negotiation will be successful.

Response:                                          The Fund has revised the disclosure as requested.

11.                             Comment:                                       Please confirm that, consistent with Section 15(f)(2)(B) of the Investment Company Act of 1940, as amended, there are no arrangements that would obligate the Fund to execute any brokerage transactions with Avenue or Aberdeen or any of their affiliates during the two-year period following the Asset Transfer.

Response:                                        The Fund confirms that there are no arrangements that would obligate the Fund to execute any brokerage transactions with Avenue or Aberdeen or any of their affiliates during the two-year period following the Asset Transfer.

12.                             Comment:                                       Please confirm that all information required to be disclosed by Item 22(b)(11) of Schedule 14A has been disclosed in the proxy statement.

Response:                                          The Fund confirms that all information required to be disclosed by Item 22(b)(11) of Schedule 14A was disclosed in the preliminary proxy statement and  is disclosed in the definitive proxy statement.

13.                             Comment:                                       Please remove the disclosure that Mr. Takian will be considered by Aberdeen and the Fund to be an Independent Trustee following the Transaction.

Response:                                          The Fund has removed the requested disclosure.

14.                             Comment:                                       Please disclose the new slate of officers that is expected to be elected into office by the Post-Transaction Board.  Please also disclose whether the Fund will pay any compensation to the new officers.

Response:                                          The Fund has included as an Exhibit to the proxy statement a table disclosing the slate of officers that are expected to be elected into office by the Post-

Transaction and has disclosed in the proxy statement that it will not be paying any compensation to the new officers.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                  Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP